SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             333 WEST WACKER DRIVE
                         CHICAGO, ILLINOIS 60606-1285
                                   --------
                              TEL: (312) 407-0700
                              FAX: (312) 407-0411
                                www.skadden.com


                                                                April 13, 2007


Mr. John M. Ganley
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                         RE: Advent/Claymore  Global  Convertible  Securities
                             & Income Fund (File  Nos. 333-140951 and 811-22022)
                             ---------------------------------------------------

Mr. Ganley:

     We are in receipt of your letter, dated March 30, 2007, which sets forth your comments to the registration statement on Form N-2 filed by Advent/Claymore Global Convertible Securities & Income Fund (the "Fund") on February 28, 2007 (the "Registration Statement"). We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

     These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about April 13, 2007 and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS

Cover Page

     1. Footnote (2) to the pricing table on the Cover Page contains information about the organizational costs and the offering costs. Similar information is contained in footnote (2) to the fee table in the Summary of Fund Expenses and in Underwriting -- Commissions and Discounts section. The disclosure in these three sections, although describing the same policy, is drafted differently, making comparison of the sections confusing. In addition, the sections contain inconsistencies. The following are examples of the inconsistencies:

     o The last sentence of footnote (2) on the Cover page provides that the underwriter will be paid certain amounts "[t]o the extent that aggregate

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Mr. John M. Ganley
April 13, 2007
Page 2

          offering expenses are less than $[] per common share". On the other hand, the last sentence of footnote (2) of the fee table provides that the underwriter will be paid certain amounts "[t]o the extent that aggregate organizational and offering expenses are less than $[] per common share" (Emphasis added.)

     o Both the Cover Page footnote and fee table footnote state that the Claymore Advisors, LLC has agreed to pay organizational expenses. Those footnotes are silent as to whether the Investment Manager will pay any organizational expenses. The Underwriting section, however, states that "[t]he Advisor and the Investment Manager have agreed to pay organizational and offering expenses of the Fund . . . that exceed $[] per common share ...." (Emphasis added.) Please make the disclosure consistent in these two sections.

     Please revise the disclosure to present the information in a consistent and understandable manner. See Rule 421 under the Securities Act of 1933.

     Disclosure regarding organizational costs and offering costs has been revised throughout the document to eliminate inconsistencies. As a result, disclosure throughout the document states:

     "Claymore Advisors, LLC has agreed to pay the organizational expenses of the Fund. Claymore Advisors, LLC and Advent Capital Management, LLC have agreed to pay the offering expenses of the Fund (other than the sales load, but including the $.00667 per common share partial reimbursement of expenses to the underwriters) that exceed $.04 per common share..."

     2. The paragraph captioned "No Prior History" states that the securities have no history of public trading and that closed-end fund shares frequently trade at a discount to net asset value. Please add a statement describing the risk of loss this creates for an investor in the initial public offering. See
Item 1.1.i of Form N-2. Please make the statement, as well as the first two sentences of the paragraph, prominent (e.g., bold). Id

     The Fund has revised this paragraph to read as follows (new language underlined):

     "Because the Fund is newly organized, its shares have no history of public trading. Shares of closed-end investment companies frequently trade at a discount from their net asset value. The risk of loss due to this discount may be greater for initial investors expecting to sell their shares in a relatively short period after completion of the public offering."

     We have complied with the staff's request that this section be in bold.

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Mr. John M. Ganley
April 13, 2007
Page 2


Prospectus Summary -- Investment Rationale

     3. The Instruction to Item 3.2 of Form N-2 provides that the synopsis to a prospectus should provide a clear and concise description of the key features of the offering and Registrant. Inasmuch as the Investment Rationale section does not contain a description of the key features of the offering or Registrant, please remove it from the Prospectus Summary.

     The Fund respectfully submits that the information set forth under the heading "Prospectus Summary--Investment Rationale" does in fact describe key features of the offering and the Fund. This disclosure providers investors with relevant summary information such as (i) the types of investors for whom the Fund is designed, (ii) the characteristics of the Fund's principal investments that, in the opinion of the investment manager, make the Fund an attractive investment for those investors and
     (iii) information regarding current market conditions with respect to the Fund's principal investments.

     Since new closed-end funds have no operating history and will not conduct continuous offerings with an "evergreen" prospectus, it is typical in the initial prospectus for closed-end funds to include disclosure on a wider range of prospective portfolio securities and investment practices than is typically the case in a comparable open-end fund. It is also typical for closed-end funds to set forth in the beginning of the prospectus similar summary information regarding the investors for whom a fund is designed, the attractive characteristics of a fund's principal investments and current market conditions with respect to a fund's principal investments. Such information is included in the Prospectus Summary under separate headings such as "Investment Rationale" or "Who May Want to Invest," or otherwise, and the Fund has been informed that prospective investors find such information useful in distinguishing among the types of available closed-end investments. Accordingly, the Fund believes the disclosure under the heading "Investment Rationale" is consistent with the instruction to Item 3.2 of Form N-2.

Prospectus Summary -- Investment Objective, Policies and Parameters

     4. The second paragraph specifies that "the Fund will invest at least 80% of its Managed Assets in a diversified portfolio of convertible securities and non-convertible income-producing securities ...." The term Managed Assets means "the total assets of the Fund (including any assets attributable to any preferred shares or borrowings that may be outstanding or otherwise attributable to the use of financial leverage, if any) minus the sum of accrued liabilities (other than debt representing financial leverage, if any)," Rule 35d-l of the Investment Company Act requires a fund to invest at least 80% of its assets in the type of investments suggested by the fund's name. The Fund's definition of Managed Assets differs from the definition of "assets" provided in Rule 35d-1. Please revise your 80% policy to conform to Rule 35d-1.

Mr. John M. Ganley
April 13, 2007
Page 4

     The Fund has added disclosure with respect to its policy that:

     "For as long as the words "convertible securities and income" are in the name of the Fund, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in convertible securities and non-convertible income producing securities."

     5. This section states that the Fund will invest at least 50% of its Managed Assets in securities of non-U.S. issuers. The Commission has stated that it would expect a fund with "global" in its name to diversify its investments "in a number of different countries throughout the world." Investment Company Act Release No. 24828 note 42 (Jan. 17, 2001) (emphasis in original). Although the Fund has a policy to invest a minimum amount of assets in non-U.S. companies, its policy does not indicate how the Fund will diversify its investments globally. Please disclose the fund's strategy to diversify its investments throughout the world.


     The Fund has added the following disclosure:

     "The Fund anticipates that it will invest in securities of issuers located in a number of countries throughout the world, but the actual number of countries represented in the Fund's portfolio will vary over time. Under normal market conditions, the Fund will invest in the securities of issuers located in at least three different countries, including the United States, and initially expects to invest in securities of issuers located in approximately 10 to 15 countries."

Prospectus Summary -- The Fund's Investments

     6. In this section, the Fund discloses that it may create a synthetic convertible security by investing in an income security and warrants or options to buy an equity security. This section also discloses that the Fund's holdings of synthetic convertible securities are considered convertible securities for purposes of the Fund's investment policies. Please respond to the following:

     o Will the Fund combine an income security with a warrant or option to create a new synthetic security, or will the Fund merely hold the component securities separately?

          The disclosure in the Fund's prospectus has been revised to reflect that the Fund will purchase synthetic convertible securities, if any, from investment banks and other third-party creators and structurers of such securities. To a lesser extent, the Fund may itself create synthetic securities by purchasing and holding the component securities separately.

     o How will the Fund account for synthetic securities? For example, will the

Mr. John M. Ganley
April 13, 2007
Page 5

          components of the synthetic (i.e., income securities and warrants or options) appear separately on the schedule of investments?

          Synthetic convertible securities purchased from third parties will be valued using available market information on sales and bid/ask prices or, if no such market information is readily available, pursuant to fair valuation procedures adopted by the Fund's board of trustees. When the Fund creates a synthetic convertible security by purchasing and holding two or more component securities, the Fund will account for the component securities as separate securities and such component securities will appear separately on the Fund's schedule of investments.

     o Please explain whether, and if so why, the synthetic convertible securities should be considered convertible securities for purposes of meeting the Fund's policy of investing at least 80% of its assets in convertible securities and income securities. See Investment Company Act Release No, 24828 at note 13 (Jan, 17, 2001) (providing that an investment company may include a synthetic instrument in the 80% basket "if it has economic characteristics similar to the securities included in that basket"). In particular, please address whether the synthetic convertibles may be considered to have economic characteristics similar to convertibles even though "[t]he value of a synthetic convertible security will respond differently to market fluctuations than a convertible security ...." See Special
          Risk Considerations -- Synthetic Convertible Securities Risk.

          The Fund's investment manager believes that synthetic convertible securities have economic characteristics similar to those of convertible securities. The primary economic characteristics of a convertible security are that it provides current income and the right to acquire an equity security at a predetermined price. Synthetic convertible securities likewise provide current income and the right to acquire an equity security at a predetermined price, and are often used as a means to replicate the convertible security. In certain market conditions, the market price of a convertible security may be viewed as temporarily above or below its theoretical fair price (based on option pricing theories) and synthetic convertible securities can be utilized to seek to capture the spread between such prices. Because synthetic convertible securities are composed of two or more separate securities or instruments, the risks associated with investment in synthetic convertible securities are different than those of non-synthetic convertible securities, since synthetic convertible securities reflect those risks inherent in each of the underlying securities. One such risk is that under certain market conditions, synthetic convertibles may respond differently to market fluctuations than convertible securities, as a result of the impact of such market fluctuations on the component securities. Nonetheless, two securities may have similar economic characteristics despite having different risk profiles.

Mr. John M. Ganley
April 13, 2007
Page 6

          The Fund notes that peer funds such as Advent/Claymore Convertible Securities & Income Fund, Nicholas-Applegate Convertible & Income Fund, Nicholas-Applegate Convertible & Income Fund II, Nicholas-Applegate Equity & Convertible Income Fund, Calamos Convertible Opportunities and Income Fund and Calamos Convertible and High Income Fund have similar investment policies, pursuant to which investments in synthetic convertible securities are considered investments in convertible securities for purposes of the funds' policies with respect to investment in convertible securities.

     7. The last paragraph of this section, captioned "Other Securities," states that the Fund may invest equity securities. Please describe the Fund's strategies with respect to equity security investing, including the market capitalization range of companies in which the Fund may invest.

          The Fund has added disclosure regarding the market capitalization range of equity securities in which the Fund may invest under "The Fund's Investments--Portfolio Contents--Equity Securities." As investments in equity securities are not a principal investment strategy of the Fund, the Fund respectfully submits that adding additional disclosure regarding equity securities in the Prospectus Summary would be inappropriate.

Prospectus Summary -- Investment Adviser
Prospectus Summary -- Investment Manager

     8. Each of the sections identified above states that the advisory fee and management fee are based on the Fund's Managed Assets. Please explain to us how the Fund's proposed options and other derivative transactions will be valued for purposes of computing the Investment Adviser's and Investment Manager's fees.

          For purposes of computing the Investment Adviser's and Investment Manager's fees, Managed Assets, as defined in the Investment Advisory Agreement and Investment Management Agreement and disclosed in the Prospectus, will consist of "the total assets of the Fund (including any assets attributable to any preferred shares or borrowings that may be outstanding or otherwise attributable to the use of financial leverage, if any) minus the sum of accrued liabilities (other than debt representing financial leverage, if any)," and therefore will include the net value of options transactions and other derivatives in which the Fund may invest. We note that when the Fund engages in such an option strategy, there is not a significant increase in the Managed Assets of the Fund. Only the market or fair value of an option or other derivative contract (rather than the notional amount), including any liabilities associated therewith, is included in the determination of net assets of the Fund. For example, if the Fund holds shares of common stock with market value of $37.25 and sells (writes) a six-month call option to purchase this stock with a strike price of $40, the Fund would receive consideration of a premium of $2.50. The Fund would record the $2.50 premium as an asset and equivalent liability, and

Mr. John M. Ganley
April 13, 2007
Page 7

          thereafter would adjust the liability to the market value of the option based upon the market value of the option.

          We note that the computation of this fee is consistent with virtually all other closed-end investment companies that are authorized to utilize derivatives, including recent closed-end funds with investment policies of investing in equity securities and writing covered call options on such securities.

Prospectus Summary -- Distributions

     9. This section states that the Fund intends to make monthly or quarterly distributions to shareholders. Among other things, the Fund may distribute long-term capital gains. Please explain to us how the distribution of long-term capital gains monthly or quarterly would be consistent with Section 19(b) of the Investment Company Act, which prohibits distribution of long-term capital gain more frequently than once every twelve months.

          The Fund does not intend to distribute long-term capital gain more frequently than permitted by Section 19(b) of the Investment Company Act. Disclosure in the Prospectus which states that the sources of the Fund's distributions may include (i) investment company taxable income, (ii) qualified dividend income and (iii) long-term capital gains, is intended to describe the potential sources of all distributions by the Fund, including both regular monthly distributions as well as long-term capital gains distributions pursuant to Section 19(b) of the Investment Company Act.

          In order to eliminate any potential ambiguity as to the sources of the Fund's distributions, the Fund has revised disclosure in this section to state:

          "The Fund intends to distribute monthly all or a portion of its investment company taxable income to holders of common shares. In addition, the Fund intends to distribute any net long-term capital gain to holders of common shares as long-term gain dividends at least annually."

Summary of Fund Expenses

     10. The Fund states in the section entitled "Prospectus Summary -- Use of Financial Leverage" that it intends to use financial leverage through the issuance of preferred shares. Please reflect the offering costs associated with the issuance of preferred shares in the fee table.

          The Fund has revised the fee table to include the offering costs associated with the issuance of preferred shares.

Mr. John M. Ganley
April 13, 2007
Page 8


     11. Footnote (2) to the fee table provides that Claymore Advisors, LLC and Advent Capital Management, LLC have agreed to pay certain offering expenses of the Fund. Please include in footnote (2) an estimate of the following:

     o    The size of the offering in dollars and shares;

     o    The total offering costs in dollars and costs per share;

     o The offering costs expected to be paid by the adviser in dollars and costs per share; and o The offering costs expected to be paid by the Fund in dollars and costs per share.

          Disclosure has been added to footnote (1) of the Expense Table to estimate the size of the offering in dollars and shares, and the associated total offering costs. As described in such footnote (1), Claymore Advisors, LLC and Advent Capital Management, LLC have agreed to pay all offering expenses that exceed $0.04 per Common Share.

     12. Footnote (4) to the fee table contains a table showing fund expenses assuming no Financial Leverage is used. The line item for "Management Fees" contains a symbol for footnote (6), however, footnote (6) is missing. Please correct this omission. In addition, please modify the font and indentation of the table in footnote (4) to ensure that it is regarded appropriately as a footnote table and not confused with the actual fee table to which it relates.

          The symbol for footnote (6) has been deleted. The table in footnote
          (4) of the Expense Table has been indented and reduced in font size in accordance with the staff's comment.

The Fund's Investments

     13. The section captioned "Covered Call Options" states that in some instances the Fund may write covered call options on synthetic convertible securities held by the Fund. A call option typically would state a strike price, a price at which the option could be exercised. Inasmuch as a synthetic convertible would be comprised of an income security component and a warrant or option component, please explain how the strike price for the synthetic would be established. For example, would the call option specify a price at which the income component must be valued and a separate price at which the warrant or option component must be valued? In addition, please provide an explanation in the disclosure, including an example, of a cover call option on a synthetic convertible security.

          The Fund does not anticipate writing call options on synthetic convertible securities, and the disclosure in the Fund's prospectus has been revised accordingly.

Mr. John M. Ganley
April 13, 2007
Page 9

Portfolio Management

     14. Please clarify the business experience of each portfolio manager for the past five years. See Item 5(a)(2) of Form N-1A. For example, the disclosure states that Tracy V. Maitland serves as Chief Investment Officer of Advent Capital Management, LLC. How long has Mr. Maitland served in that capacity? Second, he Fund is managed by a team. Please clarify the role of each portfolio manager, the limitations on the roles, and the relationship between the roles. See Instruction 2 to Item 5(a)(2) of Form N-1A.

          Additional disclosure has been added to clarify the business experience and roles of each portfolio manager in accordance with the staff's comment.

Statement of Additional Information

Investment Objective and Policies -- Investment Restrictions

     15. Investment Restriction (1) provides that the Fund may not invest 25% or more of the value of its Managed Assets in any one industry, provided that this limitation does not apply to government securities. It is unclear whether the term "government securities" is intended to refer only to U.S. Government securities, or whether it extends to securities issued by state and municipal governments. Please revise the policy to clarify the meaning of the term "government securities". If the term is intended to refer to securities issued by states and municipalities, please refer to the staff position in Investment Company Act Release No. 9785 (May 31, 1977), which discusses how state and municipal securities are treated for purposes of the concentration policy.

          Investment Restriction (1) has been revised to state:

          "invest 25% or more of the value of its Managed Assets in any one industry, provided that this limitation does not apply to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions"

Management of the Fund -- Proxy Voting Policies

     16. This section states that a copy of the Investment Manager's proxy voting procedures is attached as Appendix B to the Statement of Additional information ("SAI"). We note that Appendix B has not yet been attached to the SAI. Please include the proxy voting procedures in a pre-effective amendment.

          Pre-Effective Amendment No. 1 includes the proxy-voting procedures of the Investment Manager as Appendix B to the SAI.

Mr. John M. Ganley
April 13, 2007
Page 10

Performance Related and Comparative Information

     17. This section contains two tables: one illustrating annual returns of convertible bonds and the S&P 500 from 1973 to 2006; the other showing average annual return and standard deviation for convertible bonds, large cap stocks, and long-term corporate bonds. Both tables show that the source of the information is Ibbotson Associates. Disclosure after the table shows that the data for the tables is from Lipper Analytical Services, Morningstar and Credit Suisse First Boston. Please disclose consistently the source of the performance information.

          Disclosure in the Section "Performance Related and Comparative Information" has been revised to reflect the fact that the sources of information presented is Ibbotson Associates, Inc. ("Ibbotson") (for data from 1974 to 2002) and Merrill Lynch Convertible Research (for data from 2003 to 2006).

          With respect to the data provided by Ibbotson from 1974 to 2002, the data is drawn from study by Scott L. Lummer and Mark W. Riepe of Ibbotson, "Convertible Bonds as an Asset Class: 1957-1992," published in The Journal of Fixed Income, Vol. 3, No. 2, September 1993, and updated annually by Ibbotson from 1997 to 2002, published in the Global Convertible Handbook (collectively, the "Ibbotson Study"). In compiling the data series published in the Ibbotson Study, Ibbotson utilized several underlying data sources: Lipper Analytical Services, Morningstar and Credit Suisse First Boston (as described in more detail in our response to Comment #18 below). Disclosure under "Performance Related and Comparative Information" has been revised to clarify that Ibbotson Associates, Inc. is the source of the data from 1974 to 2002, while Lipper, Morningstar and Credit Suisse First Boston were underlying data sources from which Ibbotson compiled the published data.

     18. The information in the tables appears not only to have been generated by different organizations, but represents different types of information. For example, Lipper and Morningstar present information about the performance of mutual funds that invested in convertible securities, but Credit Suisse presents the performance of an index of convertible securities. It is confusing and potentially misleading to combine in a single table different types of information from different organizations. Please revise the tables and text following the tables to be consistent. For example, the performance of "Convertible Bonds" in the table should be derived from a convertible bond index, not the performance of convertible bond mutual funds.

          As described above in our response to Comment #17, the source of the data presented from 1974 to 2002 is the study by Scott L. Lummer and Mark W. Riepe of Ibbotson, "Convertible Bonds as an Asset Class:
          1957-1992," published in The Journal of Fixed Income, Vol. 3, No. 2, September 1993, and updated annually by

Mr. John M. Ganley
April 13, 2007
Page 11


          Ibbotson from 1997 to 2002, published in the Global Convertible Handbook (collectively, the "Ibbotson Study"). The study is widely acknowledged as one of the seminal works on the convertible market. Disclosure under "Performance Related and Comparative Information" has been revised to name the study specifically, in addition to identifying Ibbotson Associates, Inc. as the source of the data from 1974 to 2002.

          As described in the Ibbotson Study, because no single convertible bond index covered the entire period of the study, Ibbotson combined three different indexes in order to produce the data series published in the Ibbotson Study. From 1974 to 1975, Ibbotson utilized an equal-weighted average of the monthly total returns of convertible bond mutual funds as reported by Lipper Analytical Services. For the years 1976 to 1981 Ibbotson used the Morningstar convertible bond style benchmark (which was also calculated as an equal-weighted average of individual bond funds). From 1982 to 2002 Ibbotson used the First Boston Convertible Bond Index.

          The data series included in the Ibbotson Study and included under "Performance Related and Comparative Information" was compiled, analyzed and normalized by Ibbotson. While the Lipper and Morningstar data reflect the performance of convertible bond mutual funds, Ibbotson concluded that such data was a reasonable proxy for convertible bond performance because "the correlation between the Morningstar and First Boston Convertible Bond Index... over the period January 1982 to June 1992 is 0.96." However, Ibbotson found that the Morningstar data "persistently underperforms the First Boston series due, most likely, to the Morningstar series being quoted on an after-fees basis" and therefore adjusted the Morningstar and Lipper data in order to correct for this systemic performance and normalize the data series published in the Ibbotson Study.

          The Fund, the Investment Adviser and the Investment Manager were not involved in the compilation or calculation of the Ibbotson data presented under "Performance Related and Comparative Information." The Ibbotson Study is specifically identified in the revised disclosure and is published and available to all investors. Thus, investors could independently research and verify the information presented under "Performance Related and Comparative Information." By reading the Ibbotson Study, potential investors could also obtain further information regarding the nature of the underlying data and the calculations performed by Ibbotson.

          As the Ibbotson Study data presented under "Performance Related and Comparative Information" reproduces data that has been compiled by an independent provider of statistical data and that is published, available to investors and widely disseminated, the Fund does feel that this information, together with the disclosure regarding the source of the data, is confusing nor potentially misleading to investors.

Mr. John M. Ganley
April 13, 2007
Page 12


         The Ibbotson Study has not been updated by Ibbotson since 2002. Therefore, for the period from 2002-2006, the Fund has presented data based on the Merrill Lynch All Convertibles Index, an unmanaged index that is a market-value weighted average of monthly total returns on convertible issuers, debentures and preferred stock convertible into a specified number of shares

General Comments

     19. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

          In response to your comments, the Fund has made consistent revisions throughout the Prospectus.

     20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

          The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

     21. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

          The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which we will rely on Rule 430A. This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid. This information will be omitted, as it is not expected that it will be known at the time of filing. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

     22. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

          On May 18, 2004, the Adviser and certain closed-end funds advised by the Adviser filed an "Application for an Order Pursuant to Section 6(c) of the 1940 Act for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder." Although the Fund does not currently require exemptive relief to implement its distribution policy, the application requested that the exemptive

Mr. John M. Ganley
April 13, 2007
Page 13


          relief sought apply to "each registered closed-end management investment company to be advised in the future" by the Adviser, and such exemptive relief, if granted, would therefore apply to the Fund. On December 21, 2006, the Adviser received comments to the above-referenced Application. As of the date hereof, the Adviser has not filed an amendment to such Application in response to the staff's comments.

     23. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

          The Fund believes that these responses adequately address your comments in your letter dated March 30, 2007. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about April 13, 2007.

     24. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund's Registration Statement.

                                     * * *

     In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.


                                               Sincerely,

                                               /s/ Thomas A. Hale
                                               Thomas A. Hale